Writer’s Direct Line: 310-228-3726
mscheflen@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

May 21, 2007

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Peerless Systems Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 11, 2007
File No. 000-21287

Soliciting Materials filed pursuant to Rule 14a-12
Filed May 8 and 9, 2007

Dear Mr. Duchovny:

We are writing in response to your comment letter dated May 17, 2007, on behalf of our client, Peerless Systems Corporation (the “Company”). For ease of reference in this letter, your comments appear in italics directly above the Company’s response.

Schedule 14A

Cover Page

Comment:

1.  Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary.

Response:

We have revised the cover page of our proxy statement and the form of proxy to clearly identify them as being preliminary by including the words "Preliminary Copy Subject to Completion" pursuant to Rule 14a-6(e)(1). We have also added the words "Preliminary Copy" to the top of page 5 for clarification.

Daniel F. Duchovny, Special Counsel
May 21, 2007

Comment:

2.  Please revise the fifth paragraph to more fully disclose the beneficial ownership by the persons making the solicitation in opposition to the company's solicitation. We note that the Peerless Full Value Committee has beneficial ownership over a significantly larger number of shares than you have stated.

Response:

We have revised the paragraph, to which you refer, to more fully disclose the beneficial ownership of the entire Peerless Full Value Committee. Our source of information is the Schedule 13D filed by Timothy Brog for Pembridge Capital Management LLC on behalf of Peerless on May 7, 2007. We have chosen to disclose the amount of beneficial ownership as of the record date because we feel that ownership as of that date is most relevant to the reader. Our proxy statement now contains the following disclosure: "They are both represented by the Peerless Full Value Committee which holds 1,458,458 Peerless shares as of May 10, 2007." We have made corresponding disclosure on page 5, as well.

Comment:

3.  Please revise the sixth paragraph to briefly disclose the matters discussed with Mr. Brog on May 1, 2007.

Response:

We have revised the sixth paragraph on this page to briefly disclose the matters discussed with Mr. Brog on May 1, 2007. Our disclosure now includes the following information: "which included a discussion about his experience, his view that there needs to be shareholder representation on the Board and an agreement to continue the dialogue with management at a future time." We have made corresponding disclosures on page 5, as well.

Cost of Solicitation, page 6

Comment:

Daniel F. Duchovny, Special Counsel
May 21, 2007

4.  We note that you and MacKenzie may employ various methods to solicit proxies, including telephone, telegram, Internet or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We have reviewed Rule 14a-6(b) and (c) and confirm our understanding that the items referred to above must be filed under the cover of Schedule 14A on the date of first use.

Comment:

5.  Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Response:

We confirm that if we determine to solicit proxies via the Internet, we will not solicit any proxies via Internet chat rooms.

Appendix A

Miscellaneous Information Concerning Participants, page A-3

Comment:

6.  With respect to your disclosure in this section, please tell us why you need to qualify your disclosure "to the best knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response:

We have revised this section to delete the above referenced qualifying language.

Soliciting Materials

Comment:

Daniel F. Duchovny, Special Counsel
May 21, 2007

7.  Refer to your materials filed on May 8, 2007. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the last sentence of the fourth paragraph on page 3 in which you state that "unanticipated changes in the leadership or direction of the Company could foster uncertainty amongst our current and prospective customers." Similarly, provide support for your statements in the following paragraph.

Response:

In order to ensure that our disclosure is more clear to the reader, we have decided to delete the language, referred to above, from our soliciting materials dated May 8, 2007 by way of an amendment. We have refiled and recirculated the amended soliciting materials.

Comment:

8.  Please provide us supplemental support for the language attributed to the State of Wisconsin Investment Board in your soliciting materials of May 9, 2007.

Response:

We supplementally inform you that we received permission to use this statement from Tom Freeman, an equity analyst at the State of Wisconsin Investment Board, who provided us with the language we used in our materials via an email sent to the Company on May 8, 2007.

We also acknowledge that:

•  the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•  the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel F. Duchovny, Special Counsel
May 21, 2007

Thank you for your time. Please call me if you have any questions at the number above or Carrie Darling at (858) 720-7478.

Very truly yours, /s/ Matthew W. Scheflen Matthew W. Scheflen for SHEPPARD, MULLIN, RICHTER & HAMPTON llp
W02-WEST:6CHD1\400318172.3

cc:	Elliot M. Shirwo, Esq.
Amar Thakur, Esq.